[MasterCard Incorporated Letterhead]

July 19, 2010

VIA EDGAR

Re:	MasterCard Incorporated
Preliminary Proxy Statement on Schedule 14A
Initially Filed June 23, 2010
File No. 001-32877

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

MasterCard Incorporated (the “Company”) is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MASTERCARD INCORPORATED

By:	/s/ Bart S. Goldstein
Name: Bart S. Goldstein Title: Group Executive, Senior Associate General Counsel